Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated May 9, 2013

Registration Statement 333-179639

May 9, 2013

$1,000,000,000

Ball Corporation

4% Senior Notes due 2023

Pricing Supplement dated May 9, 2013 to the Preliminary Prospectus Supplement dated May 9, 2013 of Ball Corporation (“Ball”).  This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Ball Corporation

Title of Securities:	4% Senior Notes due 2023

Principal Amount:	$1,000,000,000, which represents an increase of $400,000,000 from the amount originally offered under the Preliminary Prospectus Supplement dated May 9, 2013

Ratings:	Ba1 / BB+

Maturity Date:	November 15, 2023

Coupon:	4%

Price to Public:	100%

Yield to Maturity:	4.000%

Spread to Benchmark Treasury:	+220 basis points

Benchmark Treasury:	1.750% UST due May 15, 2023

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	November 15, 2013

Record Dates:	May 1 and November 1

Optional Redemption:

Ball may redeem the notes at any time in whole, or from time to time in part, in each case, at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis, at a rate equal to the sum of the Treasury Rate plus 50 basis points, plus in each case, accrued and unpaid interest, if any, to but excluding the redemption date.

Change of Control Repurchase Event:

If a change of control repurchase event occurs, Ball will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.

Trade Date:	May 9, 2013

Settlement Date:	May 16, 2013 (T+5)

Net Proceeds:	Approximately $984.6 million after deducting underwriting discounts and commissions and estimated expenses related to the offering.

Use of Proceeds:

Ball intends to use a portion of the net proceeds from the offering to pay the consideration in connection with its previously announced tender offer, to repay borrowings under its revolving credit facilities, to repay borrowings under its Term A loan facility and the balance, if any, for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, the refinancing or repayment of debt, working capital, share repurchases, pension contributions or capital expenditures. Assuming that all of the 2016 Notes are repurchased in the Tender Offer at a purchase price equal to $1,053.22 per $1,000 principal amount of 2016 Notes accepted for purchase and the payment of accrued and unpaid interest on the 2016 Notes of approximately $6 million, the net proceeds from this offering will be used to repurchase the 2016 Notes, approximately $459 million will be used to repay borrowings under its revolving credit facilities, and approximately $125 million will be used to repay borrowings under its Term A loan facility.

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Goldman, Sachs & Co.

Barclays Capital Inc.

Wells Fargo Securities, LLC

RBS Securities Inc.

KeyBanc Capital Markets Inc.

J.P. Morgan Securities LLC

Co-managers:

BNP Paribas Securities Corp.

U.S. Bancorp Investments, Inc.

Rabo Securities USA, Inc.

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

ANZ Securities, Inc.

UniCredit Capital Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

CUSIP/ISIN Numbers:	CUSIP: 058498 AS5 ISIN: US058498AS54

Other Changes to the Preliminary Prospectus Supplement:

The following disclosure under “Summary—The Offering” on page S-8 and each other location where it appears in the Preliminary Prospectus Supplement is amended to read as follows:

As of March 31, 2013, on an as adjusted basis, after giving effect to this offering and the application of the net proceeds as described in ‘‘Use of Proceeds’’:

• Ball Corporation and its subsidiaries would have had approximately $3.5 billion in aggregate principal amount of outstanding long-term debt on a consolidated basis, of which approximately $195 million would have been secured and an additional approximately $953 million would have been available for borrowing on a secured basis under Ball Corporation’s revolving credit facilities;

The As Adjusted Information set forth under “Capitalization” on page S-19 of the Preliminary Prospectus Supplement dated May 9, 2013 is revised as follows (dollars in millions):

Multi-currency Revolver will be decreased from $296.2 to $27.1.

Term Loan Facilities will be decreased from $290.5 to $165.5.

Notes offered hereby will be increased from $600.0 to $1,000.0.

Total long-term debt, including current portion will be increased from $3,524.6 to $3,530.5.

Total capitalization will be increased from $4,782.1 to $4,788.0.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus dated February 23, 2012) and a preliminary prospectus supplement dated May 9, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.